02042103

EI Environmental Engineering Concepts Ltd.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Tel: (604) 435-7000 Fax: (604) 434-8823

SEC MAIL PROCESSING RECEIVED JUN 25 2002 WASH. D.C. 154 SECTION

SUPPL

June 14, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Re: EI Environmental Engineering Concepts Ltd. - File No. 82-1598

Please find enclosed copy Audited Financial Statements for the year ended December 31, 2001, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934.

Yours very truly,

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

"Creating the Right Environment"

File No. 82-1598

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

QUARTERLY REPORT

AS AT DECEMBER 31, 2001

Prepared By Management
May 21, 2002

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ______ **Schedule A**
__X__ **Schedule B & C**

ISSUER DETAILS:

Name of Issuer:	EI Environmental Engineering Concepts Ltd.
Issuer's Address:	7290 Gray Avenue
	Burnaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-435-7000 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact Email Address:	dchapman@axion.com
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-435-7000
Web Site Address:	N/A
For Quarter Ended:	December 31, 2001
Date of Report:	May 21, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Debra Chapman	**May 21, 2002**
Name of Director	**Date Signed**
Martin Gnos	**May 21, 2002**
Name of Director	**Date Signed**

c:\eie\qrt\1201schb.doc

SCHEDULE "B"

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

CONVERTED COST OF GOODS SOLD FOR THE THREE MONTHS ENDED MARCH 31, 2001

	US$	Cdn$
Components	24,540.78	38,246.81
Inventory Adjustment	49,314.94	76,857.33
Freight In/Out	1,759.05	2,741.48
Production Wages	22,106.04	34,452.26
Payroll Taxes	1,940.37	3,024.07
Workers Compensation	3,691.20	5,752.74
Travel-Installation	141.86	221.09
Small Tools and Supplies	148.84	231.97
Repairs and Maintenance	736.60	1,147.99
Equipment Rental	4,133.10	6,441.44
Truck and Auto	1,077.56	1,679.38
Expendable Shop Supplies	452.48	705.19
Packaging Materials	3,182.17	4,959.41
Rent	6,769.80	10,550.73
Utilities	1,516.80	2,363.93
Insurance	0.00	0.00
Property Taxes	0.00	0.00
Depreciation	2,148.98	3,349.19
Health Insurance	1,042.25	1,624.35
Warranty Claims	0.00	0.00
Total	**$124,702.82**	**$194,349.34**

SCHEDULE "B"
EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

SHARE CAPITAL

Authorized: 23,156,500 common shares with no par value

Issued:

	Number of Shares	Amount
Balance, January 1, 2001	11,849,165	$3,320,311
Balance, December 31, 2001	**11,849,165**	**$3,320,311**

No shares were issued during the period. The Company has no warrants outstanding.

INCENTIVE STOCK OPTIONS

Outstanding at end of period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
0			

In the second quarter, an option to purchase up to 100,000 shares, at a price of $0.10 per share was cancelled. During the third quarter, an option to purchase up to 81,513 shares, at a price of $0.18 per share expired. The Company currently has no options outstanding.

RELATED PARTY TRANSACTIONS

Transactions with related parties during the year comprise:

Professional consulting fees paid to directors	$18,334
Administration fees paid to directors	$24,000

DIRECTORS AND OFFICERS

Eric Watson	Chairman and Director	Terrell Ruhlman	President and Director
Debra Chapman	Secretary and Director	Martin Gnos	Director
Peter Karroll	Director		

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

SCHEDULE "C" - MANAGEMENT DISCUSSION

The sale of the Company's wholly owned US operating subsidiary was completed on March 6, 2001. With the completion of this sale, the Company has now disposed of it's principal asset.

The Company was designated as Inactive effective June 18, 2001, in accordance with CDNX Policy 2.6. A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the Exchange, within 12 months of this designation and the Company is required to demonstrate that it will meet the Tier maintenance requirements within 18 months.

Management is currently in discussions with arm's length third parties, whereby this third party could acquire a controlling interest in the Company and provide a new business and future opportunities for the Company's shareholders.